12011604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 28 2012
Washington, DC
123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Melville Island, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd.
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Flynn 312-347-4790
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB
4/03

OATH OR AFFIRMATION

I, Dennis Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Melville Island, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/13

Signature

Managing Member
Title

2/24/2012
Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x]| (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Melville Island, LLC

(An Illinois Limited Liability Company)

Financial Statements

and Independent Accountant Report

December 31, 2011

Melville Island, LLC

(An Illinois Limited Liability Company)

Index

December 31, 2011

Page

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Member:
Melville Island, LLC

We have audited, the accompanying statement of financial condition of **Melville Island, LLC** as of December 31, 2011 and the Related Statement of Income, Changes in Member's Equity and Statement of Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements referred to above present fairly, in all material respects, the financial position of **Melville Island, LLC** as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 18, 2012

Melville Island, LLC
(An Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2011

Assets		
Cash and cash equivalents	$	46,013
Other Assets		0
Total assets	$	46,013
Liabilities		
Accrued expenses payable	$	13,500
Total liabilities		13,500
Total Member' equity		32,513
Total liabilities and Member' equity	$	46,013

The accompanying notes are an integral part of these financial statements.

Melville Island, LLC
(An Illinois Limited Liability Company)
Statement of Income
For the year ending to December 31, 2011

Revenues		
Service agreement and incentive fees	$	None
Total revenue		0
Expenses		
Insurance		446
Office expense		816
Regulatory fee		4,200
Professional fees		13,500
State registration		250
Total expenses		19,212
Net loss for the year	$	(19,212)

The accompanying notes are an integral part of these financial statements.

Melville Island, LLC

(An Illinois Limited Liability Company)

Statement of Changes in Member Equity

For year ending December 31, 2011

Member' equity at January 1, 2011	$	19,725
Additional capital contributions		32,000
Distributions		0
Net loss		(19,212)
Stockholders' equity at December 31, 2011	$	32,513

The accompanying notes are an integral part of these financial statements.

Melville Island, LLC

(An Illinois Limited Liability Company)

Statement of Cash Flows

For year ending December 31, 2011

Cash flows from operating activities:		
Net loss	$	(19,212)
Depreciation and amortization		0
Adjustments to reconcile net income to net cash used in operating		
Change in operating assets		0
Decrease in receivables		214
Increase in payable		13,500
Net cash used in operating activities		5,498
Cash flows from investing activities:		
No activity		0
Net cash used in investing activities		0
Cash flows from financing activities:		
Capital contribution		32,000
Distributions paid		(0)
Net cash provided by financing activities		32,000
Net Increase in cash and cash equivalents		26,502
Cash and cash equivalents, beginning of the year		19,511
Cash and cash equivalents, end of the year	$	46,013

The accompanying notes are an integral part of these financial statements.

Melville Island, LLC
(An Illinois Limited Liability Company)
Notes to the financial statements
For year ending December 31, 2011

1. **Organization**

Melville Island, LLC (The "Company") an Illinois Limited Liability Company Act was formed on September 9, 2005. The Company was approved and began business as a Broker Dealer on October 11, 2006. The business of the Company is to engage in the matching of customers with other broker dealers for the executing of trades on organized exchanges in the United States for a fee. Melville Island, LLC is registered as a broker dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The firm does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account.

2. **Significant Accounting Policies**

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a broker in which they execute trades for customers on a commission basis. The Company does not hold customer funds. Nor do they engage in proprietary trading.

Income Recognition

Commissions are recorded on a trade-date basis when occurred. There were no commissions in 2011.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is considered as a disregard entity by the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. The member is responsible for reporting their pro rata share of the profits or losses on their tax returns.

The Company applies the provision of FASB ASC 740. Income Taxes, which provide guidance how uncertain tax positions should be recognized and measured, present and disclosed in the financial statements. The managing member has concluded there is no tax expense to be recorded by the Company.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 829, Fair Value Measurements and Disclosures, includes a fair value hierarchy that prioritizes the inputs to valuation techniques use dot measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to

unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from FASB ASC 820 are described as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash, and prepaid.

4. NET CAPITAL REQUIREMENTS

As a registered FINRA broker-dealer, Melville Island, LLC is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Melville Island, LLC is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2011, had $32,513 of net capital which was $ 27,513in excess of the required minimum net capital.

5. RELATED PARTIES

Certain administrative and organizational activities were performed by a related party at no cost to the Company. Those costs are not reimbursable to the related party, no other expense sharing agreement is in place.

6. SUBSEQUENT EVENTS

In May 2010, the FASB issued authoritative guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. Management has evaluated subsequent events through February 18, 2012, the date the financial statements were issued.

Melville Island, LLC
(An Illinois Limited Liability Company)
Computation of net capital under 15C 3-1
Of the Securities and Exchange Commission
December 31, 2011

Total Member's equity	$32,513
Unallowable assets	0
Haircut's required	0
Net Capital	32,513
Minimum net capital	5,000
Excess net capital	$27,513
Excess net capital at 1000%	$26,513

The accompanying notes are an integral part of these financial statements

Melville Island, LLC
(An Illinois Limited Liability Company)

Computation of Net capital Under 15C 3-1 (continued)

of the Securities and Exchange Commission

December 31, 2011

Aggregate Indebtedness

Items included in the balance sheet:

Accrued expense payable	$ 13,500
Total indebtedness	$ 13,500
Ratio: Aggregate Indebtedness to Net Capital	.4152% to 1

Statement pursuant to paragraph (d) (4) of rule 17 a-5

There are no material differences between the amount presented in the computation of net capital as above and the amount as reported in the Company's unaudited Part IIA FOCUS report as of December 31, 2011.

The accompanying notes are an integral part of these financial statements

Melville Island, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

RESERVE COMPUTATION
(see note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(see note below)

Note: Melville Island, LLC is exempt from Rule 15c3-3, as it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The accompanying notes are an integral part of these financial statements

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Member:
Melville Island, LLC

In planning and performing our audit of the financial statements of **Melville Island, LLC** for the year ended December 31, 2011, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Melville Island, LLC** including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

(1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;

(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper & Company CPA P.C.

February 18, 2012

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2011

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Dennis Flynn
Managing Member

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

To the Member:
Melville Island, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2011. Which were agree to by **Melville Island, LLC** and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange. Solely to assist you and the other specific parties in evaluating Nico Securities' compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7T). **Melville Island, LLC** members are responsible for Nico Securities, LLC compliance with those requirements. This agree-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures describe below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amount reported in Form SIPC -7T nothing no differences
3. Compared any adjustments reported in For, SIPC 7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting any adjustments noting no differences.
5. Compared the amount of any overpayment applied o the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engage to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance, Accordingly, we do not express such and opinion. Had we performed additional procedures, other matters might have come to our attention that would be reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA P.C.
February 18, 2012